Issuer Free Writing Prospectus dated February 19, 2026 (Relating to Preliminary Prospectus Supplement dated February 19, 2026) Filed Pursuant to Rule 433 Registration Statement Nos. 333-275203, 333-275203-01, 333-275203-02 and 333-275203-03

Equinix Europe 2 Financing Corporation LLC

$800,000,000 4.700% Senior Notes due 2033

The information in this pricing term sheet relates only to the offering of notes by Equinix Europe 2 Financing Corporation LLC and should be read together with (i) the preliminary prospectus supplement dated February 19, 2026 relating to the offerings of such notes (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated February 13, 2026, each filed pursuant to Rule 424(b) under the Securities Act of 1933. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Equinix Europe 2 Financing Corporation LLC (the “Issuer”)

Guarantor:	Equinix, Inc.

Securities:	4.700% Senior Notes due 2033 (the “notes”)

Ratings:*	Moody’s: Baa1 (stable)
S&P: BBB+ (stable)
Fitch: BBB+ (stable)

Distribution:	SEC Registered (Registration Nos. 333-275203, 333-275203-01, 333-275203-02 and 333-275203-03)

Listing:	None

Principal Amount:	$800,000,000

Scheduled Maturity Date:	March 15, 2033

Benchmark Treasury:	UST 4.000% due January 31, 2033

Benchmark Treasury Price and Yield:	100-30 / 3.845%

Spread to Benchmark Treasury:	+95 bps

Yield to Maturity:	4.795%

Public Offering Price:	99.437% plus accrued interest, if any, from March 5, 2026

Gross Proceeds to Issuer before Estimated Expenses:	$795,496,000

Coupon (Interest Rate):	4.700% per annum

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2026

Interest Record Dates:	March 1 and September 1 of each year

Optional Redemption:	Prior to January 15, 2033 (two months prior to the maturity date of the notes) (the “Par Call Date”), the Issuer may redeem the notes at the Issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon, if any, to but excluding, the redemption date.

Use of Proceeds:	To fund the acquisition of additional properties or businesses, fund development opportunities, and to provide for working capital and other general corporate purposes, including but not limited to refinancing upcoming maturities and for repayment of existing borrowings.

Trade Date:	February 19, 2026

Settlement Date:	It is expected that delivery of the notes will be made against payment therefor on or about March 5, 2026, which is the tenth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to closing will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

CUSIP:	29390XAH7

ISIN:	US29390XAH70

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
ING Financial Markets LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Bookrunners:	BNP Paribas Securities Corp.
BofA Securities, Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.

Co-Managers:	Barclays Capital Inc.
DBS Bank Ltd.
Evercore Group L.L.C.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer or the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 (toll-free), Goldman Sachs & Co. LLC at 1-866-471-2526 (toll-free), ING Financial Markets LLC at 1-877-446-4930 (toll-free), J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649 (toll-free).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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